Exhibit 99.4

Consolidated Ratios of Earnings to Fixed Charges

The tables below set forth our consolidated ratios of earnings to fixed charges, calculated in accordance with Canadian GAAP and U.S. GAAP, for the six months ended April 30, 2010 and five-year period ended October 31, 2009:

Canadian GAAP	Six months ended April 30, 2010	Year Ended October 31,
		2009	2008	2007	2006	2005
Excluding Interest on Deposits	3.78	3.28	2.51	2.34	2.27	2.37
Including Interest on Deposits	2.01	1.60	1.37	1.37	1.40	1.45

U.S. GAAP	Six months ended April 30, 2010	Year Ended October 31,
		2009	2008	2007	2006	2005
Excluding Interest on Deposits	4.10	3.29	2.33	2.36	2.28	2.47
Including Interest on Deposits	2.10	1.59	1.32	1.37	1.39	1.47

For purposes of computing these ratios, earnings represent net income plus income taxes and fixed charges (excluding capitalized interest). Fixed charges represent (i) estimated interest within rental expense, (ii) amortization of debt issuance costs and (iii) interest (including capitalized interest), including or excluding deposit interest as indicated.

CDN GAAP

Royal Bank of Canada and Subsidiaries

Ratio of Earnings to Fixed Charges and Preferred Dividends

	Year Ended October 31
	6 Months 2010	2009	2008	2007	2006	2005

(Canadian dollars in millions)

Excluding Interest on Deposits

Income from continuing operations before income taxes	$3,880	$5,526	6,005	7,025	$6,204	$4,702

Less: Income from equity investees	4	4	(42)	(63)	(55)	(105)	Note 1

Fixed Charges:
Interest expense (excl. Deposits)	$1,323	$2,275	3,826	5,075	$4,700	$3,242
Estimated interest within rental expense	73	146	129	128	127	114

Total fixed charges	1,396	2,421	3,955	5,203	4,827	3,356

Preferred dividend requirements	174	325	131	110	78	58	Note 2

Fixed charges and preferred dividends	1,570	2,746	4,086	5,313	4,905	3,413

Earnings	5,280	7,951	9,918	12,165	10,976	7,953

Ratio of earnings to fixed charges	3.78	3.28	2.51	2.34	2.27	2.37

Ratio of earnings to fixed charges and preferred dividends	3.36	2.90	2.43	2.29	2.24	2.33

Including Interest on Deposits

Income before income taxes	$3,880	$5,526	$6,005	$7,025	$6,204	$4,702

Less: Income/(loss) from equity investees	4	4	(42)	(63)	(55)	(105)	Note 1

Fixed Charges:
Interest expense (incl. Deposits)	$3,756	$9,037	15,984	18,845	$15,408	$10,188
Estimated interest within rental expense	73	146	129	128	127	114

Total fixed charges	3,829	9,183	16,113	18,973	15,535	10,302

Preferred dividend requirements	174	325	131	110	78	58	Note 2

Fixed charges and preferred dividends	4,003	9,508	16,244	19,083	15,613	10,359

Earnings	7,713	14,713	22,076	25,935	21,684	14,899

Ratio of earnings to fixed charges	2.01	1.60	1.37	1.37	1.40	1.45

Ratio of earnings to fixed charges and preferred dividends	1.93	1.55	1.36	1.36	1.39	1.44

Note (1)	2010	2009	2008	2007	2006	2005

Equity in Undistributed Earnings of Unconsolidated Subsidiaries Calculation (C $’000s):
Associated Corporations
(equity accounted investments—both GAAPS)	(4,000)	(3,922)	41,695	63,411	55,152	104,561
Joint Ventures
(equity accounted investments—US GAAP and proportionate consolidation Cdn. GAAP)		(1)	—	—	—	—

	(4,000)	(3,923)	41,695	63,411	55,152	104,561

Note: Losses are presented with a negative sign in this calculation.

Note (2)
Preferred Dividend Requirements Calculation (C $ millions):
Preferred Dividends (per Income Statement)	129	233	101	88	60	42
Taxable Equivalent Gross-up
(1-Canadian Tax Rate for period)	74.0%	71.6%	77.2%	80.2%	77.4%	72.8%

Preferred Dividend Requirement	174	325	131	110	78	58

Effective Tax Rate for Continuing Ops	26.0%	28.4%	22.8%	19.8%	22.6%	27.2%

U.S. GAAP

Royal Bank of Canada and Subsidiaries

Ratio of Earnings to Fixed Charges and Preferred Dividends

	Year Ended October 31
	6 Months 2010	2009	2008	2007	2006	2005

(Canadian dollars in millions)

Excluding Interest on Deposits

Income from continuing operations before income taxes	$4,228	$5,400	$5,279	$7,112	$6,192	$4,918

Less: Income/(loss) from equity investees	(78)	(159)	(264)	(268)	(203)	(159)	Note 1

Fixed Charges:
Interest expense (excl. Deposits)	$1,269	$2,149	$3,659	$4,913	$4,564	$3,127
Estimated interest within rental expense	69	140	124	122	122	110

Total fixed charges	1,338	2,289	3,783	5,035	4,686	3,237

Preferred dividend requirements	175	320	139	125	94	76	Note 2

Fixed charges and preferred dividends	1,513	2,609	3,922	5,160	4,780	3,313

Earnings	5,488	7,530	8,798	11,879	10,675	7,996

Ratio of earnings to fixed charges	4.10	3.29	2.33	2.36	2.28	2.47

Ratio of earnings to fixed charges and preferred dividends	3.63	2.89	2.24	2.30	2.23	2.41

Including Interest on Deposits

Income from continuing operations before income taxes	$4,228	$5,400	$5,279	$7,112	$6,192	$4,918

Less: Income/(loss) from equity investees	$(78)	$(159)	(264)	(268)	(203)	(159)

Fixed Charges:
Interest expense (incl. Deposits)	$3,697	$8,816	$15,450	$18,362	$15,076	$10,073
Estimated interest within rental expense	69	140	124	122	122	110

Total fixed charges	3,766	8,956	15,574	18,484	15,198	10,183

Preferred dividend requirements	175	320	139	125	94	76

Fixed charges and preferred dividends	3,941	9,276	15,713	18,609	15,292	10,259

Earnings	7,916	14,197	20,589	25,328	21,187	14,942

Ratio of earnings to fixed charges	2.10	1.59	1.32	1.37	1.39	1.47

Ratio of earnings to fixed charges and preferred dividends	2.01	1.53	1.31	1.36	1.39	1.46

Note (1)
Equity in Undistributed Earnings of Unconsolidated Subsidiaries Calculation (C $'000s):
Associated Corporations
(equity accounted investments—both GAAPS)	(4,000)	(3,923)	41,695	63,411	55,152	104,561
Joint Ventures
(equity accounted investments—US GAAP and proportionate consolidation Cdn. GAAP)	82,441	162,693	222,636	204,679	147,670	54,911

	78,441	158,770	264,331	268,090	202,822	159,472

Note: Losses are presented with a negative sign in this calculation.

Note (2)
Preferred Dividend Requirements Calculation (C $ millions):
Preferred Dividends (per Income Statement)	129	233	112	102	74	56
Taxable Equivalent Gross-up
(1-Canadian Tax Rate for period)	73.8%	72.8%	80.5%	81.4%	78.9%	73.7%

Preferred Dividend Requirement	175	320	139	125	94	76

Effective Tax Rate for Continuing Ops	26.2%	27.2%	19.5%	18.6%	21.1%	26.3%